20008076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 8, 2018 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVENUE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3121 Commodore Plaza, 3rd Floor, Suite 300
(No. and Street)

Miami	FL	33133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender — 646.290.7246
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roberto Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVENUE SECURITIES LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LORENA BRASIL
Notary Public - State of Florida
Commission # GG 126364
My Comm. Expires Jul 20, 2021
Bonded through National Notary Assn.

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Avenue Securities LLC:

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Avenue Securities LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the period November 8, 2018 through December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 27, 2020

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	791,782
Clearing deposit		200,000
Fixed assets and leasehold improvements ($428,386 - $24, 164 accumulated depreciation)		404,223
ROU asset - operating lease		206,106
Prepaid expenses and other assets		75,157
TOTAL ASSETS	$	1,677,268

LIABILITIES AND MEMBER'S EQUITY

Intercompany payable	$	84,200
Lease liability - operating lease		225,384
Accounts payable and accrued expenses		45,572
Total Liabilities		355,156
Member's Equity		1,322,112
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,677,268

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC)
STATEMENT OF OPERATIONS
FOR THE PERIOD NOVEMBER 8, 2018 THROUGH DECEMBER 31, 2019

Revenues		
Commissions	$	139,905
Other income		9,487
Total Revenues		149,392
Expenses		
Compensation expense		490,177
Technology and data		481,346
Occupancy		196,410
Clearance fees		139,529
Professional fees		534,790
Advertising and marketing		86,490
Regulatory and exchange fees		45,138
Other expenses		221,778
Total Expenses		2,195,658
Net (loss)	$	(2,046,266)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD NOVEMBER 8, 2018 THROUGH DECEMBER 31, 2019

	Member's Equity
Balance - November 7, 2018	$ 1,485,628
Member Contributions	1,882,750
Net Loss	(2,046,266)
Balance - December 31, 2019	$ 1,322,112

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC)
STATEMENT OF CASH FLOWS
FOR THE PERIOD NOVEMBER 8, 2018 THROUGH DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,046,266)
Adjustments to reconcile net loss to cash used:	
Depreciaiton expense	24,163
Amortization - right of use asset	119,663
Increase in prepaid expenses and other assets	40,660
Increase in clearing deposit	(200,000)
Decrease in clearing receivable	10,366
Increase in Lease Liability - Operating	(100,385)
Decrease in accounts payable and accrued expenses	7,653
Increase in intercompany payable	84,200
Net cash used by operating activities	(2,059,946)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment and leasehold improvements	(402,804)
Net cash used by investing activities	(402,804)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash Capital Contributions	1,882,750
Net cash provided by financing activities	1,882,750
NET DECREASE IN CASH AND CASH EQUIVALENTS	(580,000)
CASH AND CASH EQUIVALENTS:	
Cash and Cash Equivalents - November 7, 2018	1,371,782
Cash and Cash Equivalents - December 31, 2019	$ 791,782
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Income taxes paid	$ -
Interest paid	$ 4,158
SUPPLEMENTAL DISCLOSURES of NON-CASH TRANSACTIONS:	
Right of use asset	$ 296,792
Lease liability	$ 319,942

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AVENUE SECURITIES LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. Organization and Nature of Business Activity

Avenue Securities, LLC (the "Company") is a Limited Liability Company formed in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Avenue Holdings Inc (the "Member").

The Company received its FINRA approval for membership on November 8, 2018. The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company has agreed to limit its business to brokering all of its customer transactions, on a fully disclosed basis, through its clearing firm.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

The Company earns commissions by way of trade executions for institutional customers that is recognized at the point in time that execution is completed. Payment for revenue is upon execution. Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day following the transaction date. Any receivable for such transactions is evaluated by management for collectability. There is no material difference from trade date basis as required by generally accepted accounting principles ("GAAP").

B. Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than ninety 90 days when issued to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

2. Summary of Significant Accounting Policies (Continued)

C. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported mounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

D. New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") Accounting Standards Updated ("ASU") issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosure. Lessor accounting is largely unchanged. ASU is effective for the Company as of its year ending December 31, 2019. Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

E. Leases

The Company adopted ASU 2016-02 *Leases* and all subsequent amendments to the ASU (collectively, "ASC 842"), which recognizes lease assets and lease liabilities on the statement of financial condition and discloses essential information about leasing transactions. The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842 as disclosed in note 5.

3. Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss.

4. Commitments and Contingencies

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

5. Leases

The Company has a noncancelable operating lease for its office space with a commencement date of October 2018. This operating lease has a remaining term of two years and one month.

Operating Lease	
Operating lease right-of-use asset	$206,106
Operating lease liability	225,384
Discount Rate:	5.00%

Maturities of the lease liability under a noncancelable operating lease as of December 31, 2019 are as follows:

2020	$118,410
2021	124,330
2022	10,360
Total undiscounted lease payments	253,100
Less: imputed interest	(27,716)
Total operating lease liability	$225,384

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of institutional investors. The Company's transactions are introduced to a clearing broker/dealer.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and ensuring that no incorrect trades are recorded.

7. Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2019, the Company's net capital of $842,732 which was $824,101 in excess of its required net capital of $18,631. The Company's aggregate indebtedness to net capital ratio was .18 to 1. The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from SEC Rule 15c3-3.

8. Reserve Requirement Computation and Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute Reserve Requirements nor are they subject to the Possession or Control Requirements under SEC Rule 15c3-3.

9. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets totaling $404,223 consist of the following:

Equipment	$10,833
Less: Accumulated depreciation	(759)
Net Equipment	$10,074
Leasehold Improvements	$417,554
Less: Accumulated depreciation	(23,403)
Net Leasehold Improvements	$394,151

Depreciation expense for the year ended December 31, 2019 was $24,163.

10. Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

11. Recently Issued Accounting Pronouncements

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, as disclosed in Note 5. Under the modified retrospective transition method, the Company recorded a Right-of-use asset of $296,792 and a Lease liability of $319,942 as of January 1, 2019.

12. Related Party Transactions

The Company and Parent share technology, marketing and administrative services. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with a services agreement. For the period November 8, 2018 through December 31, 2019, these expenses amounted to $84,200. At December 31, 2019 the Company had an intercompany payable to the Parent of $84,200.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL:		
Member's equity		$ 1,322,112
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables	$ 479,380	
		479,380
Net capital before haircuts on securities positions		842,732
Less: Haircuts and exempted securities		0
NET CAPITAL		$ 842,732
AGGREGATE INDEBTEDNESS		$ 149,050
MINIMUM NET CAPITAL REQUIRED (12.5% of aggregate indebtedness)		$ 18,631
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 18,631
EXCESS NET CAPITAL ($842,732 - $18,631)		$ 824,101
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 149,050	
	$ 842,732	17.69%

There was a difference of $19,279 between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated December 31, 2019.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC)
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 862,011
Increases:		
Decrease in non allowable assets	$ -	
Increase in allowable assets	36,571	
Decrease in expenses	-	36,571
Decreases:		
Increase in liabilities	(55,850)	
Decrease in income	-	(55,850)
NET CAPITAL per audit		$ 842,732

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC)
SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Avenue Securities LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Avenue Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Avenue Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Avenue Securities LLC stated that Avenue Securities LLC met the identified exemption provisions throughout the period November 8, 2018 through December 31, 2019 without exception. Avenue Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avenue Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 27, 2020

AVENUE

3121 Commodore Plaza, Miami, FL 33133

Assertions Regarding Exemption Provisions

We, as members of management of Avenue Securities LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the time period November 8, 2018 to December 31, 2019.

Avenue Securities LLC

By:

Roberto Lee, CEO